Exhibit 99.2      Response letter to the SEC dated December 12, 2003

                       Thomas A. Braun, B.A., LL.B., LL.M.
                            BARRISTER AND SOLICITOR*
                         ATTORNEY AND COUNSELOR AT LAW**


December 12, 2003


Peggy Fisher
Assistant Director
United States Securities and
   Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      MIV Therapeutics, Inc. (the "Company")
         Registration Statement on Form SB-2
         Amendment No. 1
         File No. 333-107878
         Filed September 16, 2003

Dear Ms. Fisher:

In response to your comment letter under date October 7, 2003, please find enclosed three marked copies of the Company's Amended Registration Statement No. 2 on Form SB-2/A for your review.

The Company is canceling the 1.4 million warrants issued to National Capital Corp. and removing the warrants from this Registration Statement on Form SB-2. The Company intends to commence legal action against National Capital. For further details, please see page 14 of this Amended Registration Statement No. 2 on Form SB-2/A, under Legal Proceedings.

In response to your comments, the Company has made the following changes to its amended registration statement:

Enforcement Matters
-------------------

1. As you know, the Division of Enforcement has commenced an investigation regarding certain matters which may be related to the company ...

         RESPONSE:

         The Company acknowledges the investigation by the Division of Enforcement and that management is responsible for the accuracy and adequacy of the disclosures made. The Company further acknowledges that in the event it requests acceleration of the effective date of this registration statement, a letter will be furnished at the time of such request which acknowledges the information contained on page 2 of the SEC comment letter dated October 7, 2003.

Prospectus Summary
------------------

2. It is not clear why you refer to the "selling shareholder" when there are several of them. Please revise.

         RESPONSE:

         Reference to "selling shareholder" has been changes to "selling shareholders" throughout the prospectus.

3. State the current trading price of the common stock.

         RESPONSE:

         Current trading price of the common stock has been added on page 6, under the heading "The Offering".

4. Under the captions "Prior to the Offering" and "After the Offering," the disclosure is confusing and should be revised. Note, for example, your statement that shares are "outstanding but not issued"

         RESPONSE:

         Information under the captions "Prior to the Offering" and "After the Offering" has been put into tabular form for clarity, as follows:

         PRIOR TO THE OFFERING

         Type of security  Amount of Securities Issued

         Common Shares (1) 28,357,763
         Preferred Shares  0
         Warrants 12,540,413

         AFTER THE OFFERING

         Type of security  Amount of Securities Issued

         Common Shares (1) 29,207,763 (2)
         Preferred Shares  0
         Warrants 13,390,413 (2)

(1) The Company has also authorized 4,075,000 common shares pursuant to a Stock Plan. As of the present date, none of these shares have been issued.

(2) Assuming all of the 850,000 warrants being registered are exercised and the underlying shares are issued.

Risk Factors
------------

5. Revise each caption so that it adequately describes the nature of the risk.

         RESPONSE:

         The risk captions have been reviewed such that each heading occurring under the item "Risk Factors" on pages 6-10 adequately describes the nature of the risk. The captions used are as follows:

         Development Stage Company
         Limited Operating History
         History of Losses, Anticipated Future Losses
         Unpredictability of Revenues
         Competition and Market Factors
         Dependence on Financing
         Dependence on Management and Recruiting
         Intellectual Property Risk
         Product Liability Exposure
         Uncertainty of Healthcare Reimbursement
         Penny Stock Rule

6. Add a separate risk factor to highlight the fact that your independent auditor has issued a going concern opinion, and briefly describe the risk.

         RESPONSE:

         A separate risk factor has been added on page 10 as follows:

         GOING CONCERN RISK

         There is substantial doubt as to our ability to continue as a going concern based on our past operating losses and predicted future operating losses. Our auditor has issued a going concern opinion on our financial statements expressing substantial doubt that we can continue as a going concern for a reasonable period of time unless sufficient equity financing can be secured. There can be no assurances that any required capital can be obtained on terms favorable to the Company.

7. In an appropriate risk factor, state that you have no revenues to date, and quantify the extent of your recurring losses.

         RESPONSE:

         The risk factor entitled "History of Losses, Anticipated Future Losses" on page 7 has been modified to read disclose that the Company has no revenues to date and to quantify the extent of the Company's recurring losses. The Risk Factor reads as follows:

         HISTORY OF LOSSES, ANTICIPATED FUTURE LOSSES

         Since inception, the Company has suffered recurring losses and has not earned any revenues to date. The Company posted a loss of $3.17 million during the year ended May 31, 2003; a loss of $3.92 million during the year ended May 31, 2002; and has had losses totally $11.7 million since inception. The Company has funded its operations through the issuance of common stock, and through related party loans since inception, in order to meet its strategic objectives. The Company anticipates that losses will continue until such time, if ever, as the Company is able to generate sufficient revenues to support its operations. The Company's ability to generate revenue primarily depends on its success in completing development and obtaining regulatory approvals for the commercial sale of the products under development. There can be no assurance that any such events will occur, that the Company will attain revenues from commercialization of its products, or that the Company will ever achieve profitable operations.

8. We note that you have defaulted on a loan, as disclosed on page F-26 to your financial statements. It appears a risk factor should be added to discuss this situation and implications of the default here and in the MD&A section.

         RESPONSE:

         An additional risk factor, entitled "Default on Loan", has been added to page 10, and similar discussion has been added to page 31 in the MD&A section, under the heading "Loan Payable":

         Page 10:
         DEFAULT ON LOAN
         ---------------

         The Company has an outstanding loan of $500,000 which is repayable on December 31, 2005. The loan is payable to International Mercantile Holding Group, Inc. ("IMHG"). An action has been commenced by the Company against IMHG for a declaration that no monies are owed by the Company to IMGH and an accounting for any Endovasc Ltd., Inc. common shares sold by IMGH. For further details, please see page 14 of this Amended Registration Statement No. 2 on Form SB-2/A, under Legal Proceedings.

         The interest rate on the loan is equal to the London Interbank Offered Rate plus 1%. The loan is secured by 1 million common shares of Endovasc Ltd., Inc.(OTCBB : EVSC) common shares. Earlier in the year, Endovasc completed a stock split, effectively increasing the number of Endovasc shares held as security to 1.2 million shares. On June 2, 2003, the Company failed to make the interest payment required on the loan. Consequently on June 12, 2003, the loan became in default and the lender became entitled to deal with the Endovasc Ltd. Inc. stock in any manner it chooses in its sole discretion. The agreement requires that in the event of any sale of the collateral, the lender shall account for the number of shares sold. In the event there is collateral remaining after payment of principal and accrued interest, the lender shall return the remaining unsold portion of the collateral to the Company. The Company has not received any notice of default from the lender nor an accounting from the lender for shares sold, if any, subsequent to June 12, 2003. In the event the lender realizes on their collateral, the Company's investment in Endovac Ltd. Inc. will have been disposed of and the proceeds applied against the loan payable. As of June 12, 2003, Endovasc Ltd. Inc. shares closed at a price of $0.38 per share. If the lender choose to dispose of the 1,200,000 shares at the closing share price as of the date of default, the Company would still owe approximately $56,000 to the lender, including interest. If the Company is not able to raise the funds to pay off the outstanding amount it could have a material adverse effect on the Company's ability to continue operations.

         Page 31 :
         Loan Payable
         ------------

         The Company has an outstanding loan of $500,000 which is repayable on December 31, 2005. The loan is payable to International Mercantile Holding Group, Inc. ("IMHG"). An action has been commenced by the Company against IMHG for a declaration that no monies are owed by the Company to IMGH and an accounting for any Endovasc Ltd., Inc. common shares sold by IMGH. For further details, please see page 14 of this SB-2, under Legal Proceedings.

         The interest rate on the loan is equal to the London Interbank Offered Rate plus 1%. The loan is secured by 1 million common shares of Endovasc Ltd., Inc.(OTCBB : EVSC) common shares. Earlier in the year, Endovasc completed a stock split, effectively increasing the number of Endovasc shares held as security to 1.2 million shares. On June 2, 2003, the Company failed to make the interest payment required on the loan. Consequently on June 12, 2003, the loan became in default and the lender became entitled to deal with the Endovasc Ltd. Inc. stock in any manner it chooses in its sole discretion. The agreement requires that in the event of any sale of the collateral, the lender shall account for the number of shares sold. In the event there is collateral remaining after payment of principal and accrued interest, the lender shall return the remaining unsold portion of the collateral to the Company. The Company has not received any notice of default from the lender nor an accounting from the lender for shares sold, if any, subsequent to June 12, 2003. In the event the lender realizes on their collateral, the Company's investment in Endovac Ltd. Inc. will have been disposed of and the proceeds applied against the loan payable.

9. It is unclear what information you are trying to convey in the chart on page
12. Please revise or advise.

         RESPONSE:

         The chart on the top of page 12 has been deleted.

Use of Proceeds
---------------

10. You indicate in this section that you will receive "50% of an proceeds above $0.50 per share for the sale of the 200,000 shares underlying the warrants with an exercise price of $0.42 per share." We note that the major selling shareholder engages in investment banking activities and that another selling shareholder appears to be an affiliate of a broker-dealer. As a result, this transaction appears to include a primary offering by the registrant in view of your direct interest in the proceeds of the sale and nature of the selling shareholders. Please revise throughout the prospectus to clarify this fact and to state a firm price at which the common stock will be offered and sold.

         RESPONSE:

         The Company is removing the 1,400,000 warrants owned by National Capital Corp. from this registration statement and has commenced legal action against National Capital Corp. as described on page 14 of this Amended Registration Statement, under Legal Proceedings.

11. Conform disclosure in the "Use of Proceeds" section in the prospectus body to revised disclosure here.

         RESPONSE:

         Please see response to Comment #10 above.

         Selling Security Holder - Page 12

12. Note 1 to the table indicates Roan Myers Associates LP is not a broker dealer. We not similar disclosure in your Form SB-2 (File No. 333-102677) declared effective February 20, 2003. Our records indicate that Roan Meyers Associates LP or predecessors has been a registered broker dealer since at least 1993. Please reconcile..

         RESPONSE:

         Note 1 on page 13 has been revised, and Note 7 on page 13 has been added to indicate Roan Meyers Associates LP is a broker dealer.

13. We also note you have entered into an "Investment Banking Agreement" with National Capital Corp. Please revise or advise.

         RESPONSE:

         Please see response to Comment #10 above.

14. Tell us whether any of the other selling shareholders is a broker dealer or affiliate of a broker dealer. We may have further comments.

         RESPONSE:

         The remaining selling shareholders, Russ Courtnall and Craig Scott and Karen Ard are not broker dealers or affiliates of a broker dealer.

15. Broker-dealers are generally presumed to be acting as underwriters when selling for their own account in registered offerings. The portion of any re-offer transaction must be treated as a primary offering by the registrant. Profit realized on the transaction(s) is presumed to be underwriting compensation. Please revise the registration statement accordingly.

         RESPONSE:

         As per Item 508 of Regulation SB, the Section entitled "Plan of Distribution" on page 13 has been revised to include disclosure on underwriters and underwriting obligations. The section now reads:

         PLAN OF DISTRIBUTION

         The Company's shares are quoted on the OTC Bulletin Board under the stock symbol "MIVT"

         Underwriters and Underwriting Obligations

         The selling shareholder, Roan Meyers Associates, LP (Roan Meyers) is acting as an underwriter for 500,000 of the 850,000 warrants being registered under this Form SB-2. The Company has entered into several Consulting Agreements with Roan Meyers relating to corporate finance and other financial services matters. Roan Meyers is acting an underwriter, on a best efforts basis, for the 500,000 shares underlying the warrants hereby registered. The offering price of the shares will be at the prevailing market price. Roan Meyers commission on the sale of the shares will amount to the difference between the exercise price ($0.50 per share) and the prevailing market price at the time of the sale.

         Other Distributions

         The remaining 350,000 warrants are held by the selling shareholders Craig Scott and Karen Ard and Russ Courtnall. These selling shareholders are not acting as underwriters and may sell some or all of their common stock in one or more transactions, including block transactions:

         1. On such public markets as the common stock may from time to time be trading. The Selling shareholders may sell at the prevailing market prices;
         2. In privately negotiated transactions;
         3. Through the writing of options of the common stock;
         4. In short sales; or
         5. In any combination of these methods of distribution.

         The sales price to the public may be at:

         1. The market price prevailing at the time of sale;
         2. A price related to such prevailing market price; or
         3. Such other price as the selling shareholders determine from time to time.

         The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

         The Company is bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

         The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

         1. Not engage in any stabilization activities in connection with our common stock;
         2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
         3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

16. Expand the disclosure here or in the business description to summarize the material terms of each of the agreements you entered into with the selling shareholders. We note that the "consulting agreement" with Russ Courtnall appears to have language missing in Paragraph 1 "ENGAGEMENT" in the last sentence of the first paragraph, regarding what services he will be providing. Please revise or advise.

         RESPONSE:

         The Russ Courtnall contract was a typographical error. The corrected contract is attached as Exhibit 10.2 to the Amendment No. 2 to the Form SB-2. The last sentence of paragraph 1 under the heading "ENGAGEMENT", should read:

         Consultant's duties may include, but will not necessarily be limited to the services described above (collectively the "Services").

         A table has been inserted on page 13 which summarizes the material terms of each of the agreements entered into with the selling shareholders as follows:

         Relationship of Selling Shareholders or their beneficial owners to the Company


------------------------------------- ---------------------------------- ----------------------------------
Selling Shareholder (1)               Agreement Name and Date            Material Terms of Agreement
------------------------------------- ---------------------------------- ----------------------------------
Roan Meyers Associates, LP            Consulting Agreement July 23,      Consultant will engage in
                                      2003 (2)                           corporate finance and other
                                                                         financial services matters.
                                                                         Consultant will provide advice,
                                                                         recommendations, evaluations and
                                                                         negotiations on request by the
                                                                         Company. Company will issue
                                                                         Consultant 500,000 warrants to
                                                                         purchase common stock at a price
                                                                         of $0.50 per share
------------------------------------- ---------------------------------- ----------------------------------
Craig Scott and  Karen Ard            Consulting Agreement (3)           Consultant will engage in
                                                                         investor banking and investor
                                                                         relations services for the
                                                                         Company. Company will issue: 50,000
                                                                         common shares immediately 50,000
                                                                         common shares to vest at 60
                                                                         days 100,000 share purchase
                                                                         warrants at a price of $1.00 per
                                                                         share to vest in 30 days 100,000
                                                                         share purchase warrants at a
                                                                         price of $2.00 per share to vest
                                                                         in 90 days 100,000 share purchase
                                                                         warrants at a price of $3.00 per
                                                                         share to vest in 180 days(3)
------------------------------------- ---------------------------------- ----------------------------------
Russ Courtnall                        Consulting Agreement August 6,     Consultant will provide public
                                      2003 (4)                           and media relations services
                                                                         Company will issue 250,000 share
                                                                         purchase warrants at a price of
                                                                         $0.40 per share
------------------------------------- ---------------------------------- ----------------------------------

(1) The selling shareholders or their beneficial owners have never been an officer or director of the Company's predecessors or affiliates

(2) Consulting Agreement has been attached as an Exhibit 10.4 to the Company's Form SB-2 filed on August 12, 2003.

         In addition to the Consulting Agreement above, the Company also entered into a Consulting Agreements with Roan Meyers Associates, LP under date August 23, 2002. This Agreement was filed as Exhibit 10.1 to the Company's Form SB-2 filed on January 23, 2003 and declared effective February 20, 2003.

(3) Consulting Agreement has been attached as Exhibit 10.1 to the Company's Form 10QSB filed on January 14, 2003. Subsequently, the Company terminated the Agreement and agreed to issue Consultants 100,000 share purchase warrants at a price of $0.75 per share.

(4) Consulting Agreement is attached hereto as Exhibit 10.3 to this Amendment No. 2 on Form SB-2/A.

17. You state that each of the selling stockholders has no prior material relationship with the company other than as shareholders. We note several have business relationships in the form of consulting contracts. Please revise.

         RESPONSE:

         Page 13 has been revised to omit the statement that each of the selling stockholders has not prior material relationship to the Company other than as shareholders. The business relationship of each of the selling stockholders to the Company is described in the table on page 13 (see response to Comment #16 above).

Directors, Executive Officer, Promoters and Control Management
--------------------------------------------------------------

18. Please ensure the disclosure relating to these persons is accurate and objective. We note, for example, that AZCO Mining is not listed on the American Stock Exchange. We also question the description that the business is "successful" given its history of losses .

         RESPONSE:

         The disclosure relating to Directors, Executive Officers, Promoters and Control Management has been reviewed and revised to reflect accurate and objective language. The section now reads (page 16):

(d) Business Experience.

The following is a brief account of the business experience during the past five years of each director and executive officer of the Company, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

ALAN P. LINDSAY, Chairman, President, and CEO, age 52.

Mr. Lindsay has been MIVT's Chairman, President and CEO since October 2001. He has extensive experience in building companies and taking them public on recognized stock exchanges. Before coming to MIVT, Mr. Lindsay was the Chairman, President and CEO from 1991 to 2000 of a base metals exploration company he co-founded and took public on the Toronto and American Stock Exchange. Mr. Lindsay was also Chair-man of the Board of GeneMax Pharmaceuticals Inc., a company he co-founded 1999 and assisted with its financing before going public in 2002. Prior to becoming an entrepreneur, Mr. Lindsay was responsible for building a significant business and marketing organization in Vancouver, BC for Manulife Financial, a major international financial services corporation. Mr. Lindsay has been responsible for the financing, corporate development and strategic vision of the Company. Mr. Lindsay has not been involved in the past five years in any legal proceedings described in Item 401(d) of Regulation S-B.

PATRICK A. MCGOWAN, Executive Vice President and Chief Financial Officer, Secretary, age 63.

Mr. McGowan is a management consultant specializing in assisting public companies with financing, regulatory filings, administration and business plans. From November 1, 2001 to the present, he has been engaged by the Company to serve as its Executive Vice President and Chief Financial Officer, and to assume responsibility for negotiations with attorneys, auditors and financial representatives and the day to day business operations of the Company. From September 1997 to the time he joined MIVT, Mr. McGowan served as CEO of American Petro-Hunter, Inc. with duties including reviewing business proposals, writing business plans and approving corporate filings. Mr. McGowan was also responsible for all legal matters and functional areas of business for the Company. Mr. McGowan obtained his Masters of Business Administration from the University of Western Ontario in 1965, and his Bachelors of Science from the University of Oregon in 1963. Mr. McGowan has no family relationship with any of the persons nominated to become directors or executive officers of the Company. Mr. McGowan has not been involved in the past five years in any legal proceedings described in Item 401(d) of Regulation S-B.

DR. DANIEL SAVARD, Director, age 52

Dr. Daniel Savard brings more than 20 years of clinical practice and clinical research in cardiology. From 1997 to the present, Dr. Savard has been President of Medi-Recherche Inc. and Assistant-Medical Director of the Quebec Blue Cross (Canassistance, Inc.). In 2001 Dr. Savard became a member of the Board of Governors of the Quebec Blue Cross. He is also member of the Societe des Medecins Experts du Quebec and he does expertise evaluation in Cardiology mainly for Insurance companies and in civil liability . Since 2000, he his Consultant for La Regie des Rentes du Quebec. Recently, he joined Biomundis, a Canadian venture capital company in biotechnology, as medical Director.

Dr. Savard holds a doctorate degree in medicine from Faculty of Medicine of Montreal University (1971-1976) and a license of the Medical Council of Canada. He completed postdoctoral training in Internal Medicine and in Cardiology at Montreal University (1976-1980) and a 1-year fellowship in clinical and research echocardiography at Quebec Heart Institute of Laval University. He has been certified in Cardiology from the Corporation des Medecins du Quebec and from the Royal College of Physicians and Surgeons of Canada. Dr. Savard is assistant professor of Medicine at University of Montreal and practicing at Centre Hospitalier Universitaire de Montreal, Notre-Dame Hospital in Montreal. His research interests are coronary heart disease, congestive heart failure, arterial hypertension, hyperlipidemia, angiogenesis therapy in coronary heart disease, circadian cycle and ambulatory blood pressure monitoring.

Dr. Savard is highly involved in clinical research. Indeed, he participated in 65 clinical trials or which several were international multicenter studies. He has been member for several pharmaceuticals clinical advisory boards for companies such as Pfizer, Hoechst Marion Roussel, Biovail Corp, Crystaal Corp. and Aventis Pharma Inc. He is currently consultant for Biovail Corp. and for Medisys, an important Canadian Health Care Management company.

He is an active member of several associations such as: the Association des Cardiologues du Quebec ,the Association des Medecins Specialistes du Quebec and of the Societe des Medecins Experts du Quebec. Dr. Savard published more than 40 manuscripts from his research. Dr. Savard has not been involved in the past five years in any legal proceedings described in Item 401(d) of Regulation S-B.

TOM TROCZYNSKI, Vice President of Coatings, age 49

Dr. Troczynski joined the Company in February 2002 to assist in the development of its proprietary coating technologies and in the supervision of the Research and Development team at the University of British Columbia. Since 2001, Dr. Troczynski has been a Professor in Metals and Materials Engineering Dept. at the University of British Columbia and leads UBCeram, the largest ceramics research group in Canada. His bio-ceramics development program is focused on the development of biocompatible hydroxyapatite coatings for metallic substrates, such as implants and stents. From 1997 to 2001, Dr. Troczynski was an assistant professor at the University of British Columbia. Dr. Troczynski graduated from McMaster University in Hamilton, Ontario in Materials Science and Engineering in 1987. He has published many journal articles and other publications, as well as filed a number of patents. Dr. Troczynski has not been involved in the past five years in any legal proceedings described in Item 401(d) of Regulation S-B.

ARC RAJTAR, Vice President, Operations (MIVI Technologies, Inc.), age 55.

Arc Rajtar joined MIVI Technologies, Inc. the operating subsidiary of MIV Therapeutics, in February 2002. From 1999 to 2002, Mr. Rajar served as Vice President of Logistics of Netlogix Information Technologies, Inc. From 1998 to 2001 Mr. Rajtar was Corporate Quality Assurance Manager at Spectrum Signal Processing, Inc. From 1991 to 1998, he was the President of Quexx International Ltd., a management consulting company that specializes in business process engineering, business development and quality management systems for medical and electronics industries. Mr. Rajtar received a Master in Mechanical Engineering from the Technical University of Gdansk, Poland and is a Chartered Engineer with The Institution of Engineers, Australia and a Member of American Society for Quality. Mr. Rajtar has not been involved in the past five years in any legal proceedings described in Item 401(d) of Regulation S-B.

19. Revise briefly to describe each person's business experience during the past five years.

         RESPONSE:

         Revisions to this section has been made, please see response to Comment #18 above.

Security Ownership - Page 19
----------------------------

20. Expand footnote 1 to identify the person or persons who own the remaining 52% of voting and investment control for shares held by New Paradigm Capital Ltd.

         RESPONSE:

         Footnote No. 1 on page 19 has been expanded to include the following information:

         The remaining 52% of voting and investment control for shares held by New Paradigm Capital Ltd. is owned by Isaiah Capital Corp. (50%) and Lord William Rees-Mogg (2%). Neither shareholder is a Director, Officer or Affiliate of the Company.

MD&A
General and Administrative Expenses - Page 27
---------------------------------------------

21. Revise to explain the reasons for these expenses, quantifying the amounts attributable for each reason.

         RESPONSE:

         General and Administrative Expenses has been revised to the following:

         General and administrative expenses increased to $1,762,692 during the year ended May 31, 2003, compared to $1,373,753 for the year ended May 31, 2002. The increase in 2003 is mainly due to increased operations within the Company.

         General and administrative expenses comprise of the following:

                                            2003             2002

         Legal                              238,490          271,443
         Investor relations                 205,551           32,465
         Management fees                    228,760          163,752
         Consulting                         744,814          776,728
         Office, rent and sundry            345,077          129,365

         Total                           $1,762,692       $1,373,753


Warrants - Page 29

22. Identify the consultants to whom the warrants were issued and the reasons for the issuance, including services provided.

         RESPONSE:

         A table identifying the consultants, the number warrants issued and the reason for issuance has been added to page 29:

         The following table details the warrants issued to consultants:

Consultants       Issue date        Services                                             # of Warrants
-----------       ----------        --------                                             -------------
Hanover Capital   25-Jun-02         Corporate Finance and other financial services       100,000
Roan Meyers       23-Aug-02         Corporate Finance and other financial services       500,000
Roan Meyers       22-Oct-02         Corporate Finance and other financial services       500,000
Quanzu Yang       28-Oct-02         Research and Development services                    125,000
Deanmo Liu        28-Oct-02         Research and Development services                    125,000
Dorna Hakimimehr  28-Oct-02         Research and Development services                     70,000
Michal Bursa      28-Oct-02         Research and Development services                     30,000
Tom Troczynski    28-Oct-02         Research and Development services                    500,000
Hanover Capital   22-Dec-02         Corporate Finance and other financial services       200,000
Craig Scott       01-Dec-02         Investment Banking and IR services                   100,000
Craig Scott (1)   30-Jan-03         Investment Banking and IR services                   100,000
National
Capital
Investment (1)    15-Apr-03         Financial Advisory Services                          1,200,000
Total                                                                                    3,550,000

(1) The Company subsequently cancelled these warrants, see footnote 3 in response to comment #16, above

(2) The Company is cancelling these warrants, see response to comment #10, above.

Certain Relationships - Page 33
-------------------------------

23. Identify the two directors and officers who were paid the management and consulting fees in 2003 and 2023, and ensure the amounts are reflected in the summary compensation table.

         RESPONSE:

         The paragraph under certain relationships on page 33 has been amended to read the following:

         During the year ended May 31, 2003, the Company incurred $228,753 (2002
         - $163,511) in management and consulting fees from two directors and officers of the Company. The Company's President, CEO and Director, Alan Lindsay, received $146,410 in 2003 and $139,100 in 2002, and the Company's Executive Vice President, CFO, Secretary and Director, Patrick McGowan, received $82,343 in 2003 and $24,411 in 2002. These amounts are reflected in the Summary Compensation Table on page 35 under the heading "Salary".

Executive Compensation
----------------------

24. Expand to include the compensation derived from the repricing of options. See Instructions to Item 420(b)(2)(iv) of Regulation S-B.

         RESPONSE:

         Our accountants have advised that there is no additional compensation expense derived from the repricing of option because the fair value of the options repriced is lower than the valued previously accounted for.

25. Disclose the information in footnote 8 b to your financial statements in the appropriate location under this heading.

         RESPONSE:

         The information in footnote 8 b of the Financial Statements has been included on page 35 under the heading "Issue of Shares for Services".

I trust the foregoing will assist you in your review of the company's amended SB-2. Please let me know if you require any further information.

Yours truly,

/s/ Thomas Braun

Thomas A. Braun

Encl.